JOHN G. NOSSIFF

300 BRICKSTONE SQ., ST 201

ATTORNEY AT LAW

ANDOVER, MASSACHUSETTS 01810

JNOSSFF@NOSSIFF-LAW.COM

978.409.2648

February 28, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C, 20549

Re:

Health Enhancement Products, Inc.

Form 10-K Filed April 15, 2011

SEC File No. 000-30415

Dear Mr. Gharib:

We are as you know outside legal counsel to the above referenced Registrant.

Reference is made to the Commission’s most recent comment letter of February 13, 2012 with respect to the Registrant’s Annual Report on Form 10K for the year ended December 31, 2010 (“Comment Letter”).

This will confirm our request that the SEC extend the time for our response by ten business days from the original due date to March 12, 2012.

If you have any questions, please do not hesitate to contact me at (978) 409-2648.

Thank you for your consideration.

The Nossiff Law Firm, LLP

/s/ John G. Nossiff

John G. Nossiff, Esq.

CC:  Philip M. Rice, II, CFO